UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

         Eagle Broadband, Inc.

(Name of Issuer)

         Common Stock, $0.001 par value

(Title of Class of Securities)

         269437208

(CUSIP Number)

         Charlton Conine
         123 Cedar Ave.
         W Conshohocken, PA 19428
         267-972-9599

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

         August 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269437208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
Charlton Conine

2.	Check the Appropriate Box if a Member of a Group
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 6,094,900

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,094,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,094,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ...........

13.	Percent of Class Represented by Amount in Row (11) Approximately 13.65%

14.	Type of Reporting Person IN

Item 1.	Security and Issuer
This Schedule 13D relates to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Eagle Broadband, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 101 Courageous Drive, League City, Texas 77573.

Item 2.	Identity and Background
	(a)	Charlton Conine
	(b)	123 Cedar Ave. W Conshohocken, PA 19428
	(c)	The present principal occupation of Charlton Conine is President of Baby Car Seats, Inc. Baby Car Seats, Inc. is an S Corporation organized under the laws of the State of Pennsylvania. Its principal business is online marketing and web development. The sole owner of Baby Car Seats, Inc. is Charlton Conine. The principal business address of Baby Car Seats, Inc. is 123 Cedar Ave., W Conshohocken, PA 19428.
	(d)	During the last five years, none of the entities or persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	During the last five years, none of the entities or persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Charlton Conine is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Personal Funds (of reporting person)

Item 4.	Purpose of Transaction
The Reporting Persons acquired the securities for investment purposes. Subject to compliance with applicable law, and depending on general market and economic conditions affecting the Issuer and the Reporting Persons' views of the prospects for the Issuer and other relevant factors, the Reporting Persons may purchase additional Shares, or dispose of some or all of the Shares from time to time in open market transactions, private transactions or otherwise.

Except as set forth herein, the Reporting Persons have no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	Amount Beneficially Owned: 6,094,900
Percent of Class: approximately 13.65%

(Ownership percentage is based on 44,642,081 shares of Common Stock reported to be outstanding as of July 24, 2007, as reflected in the Issuer's S-1/A filed on July 27, 2007.)

(b)	Number of shares as to which each such person has

(i) sole power to vote or to direct the vote: 6,094,900

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 6,094,900

(iv) shared power to dispose or to direct the disposition of: 0

(c)	Shares Purchased for the Reporting Person:

Person                    Quantity         Date         Unit Cost     Where & How Transacted

Charlton Conine       10,000        2/09/07         0.43          Buy, Morgan Stanley Account
Charlton Conine       90,000        3/29/07         0.21          Buy, Morgan Stanley Account
Charlton Conine     100,000        4/03/07         0.22          Buy, Morgan Stanley Account
Charlton Conine       22,000        4/03/07         0.23          Buy, Morgan Stanley Account
Charlton Conine     100,000        4/05/07         0.19          Buy, Morgan Stanley Account
Charlton Conine       20,000        4/11/07         0.17          Buy, Morgan Stanley Account
Charlton Conine       80,000        4/11/07         0.17          Buy, Morgan Stanley Account
Charlton Conine     100,000        4/16/07         0.16          Buy, Morgan Stanley Account
Charlton Conine     100,000        4/18/07         0.16          Buy, Morgan Stanley Account
Charlton Conine       25,000        4/26/07         0.17          Buy, Morgan Stanley Account
Charlton Conine       10,000        4/30/07         0.18          Buy, Morgan Stanley Account
Charlton Conine       26,000        4/30/07         0.19          Buy, Morgan Stanley Account
Charlton Conine     200,000        5/01/07         0.20          Buy, Morgan Stanley Account
Charlton Conine       37,000        5/02/07         0.21          Buy, Morgan Stanley Account
Charlton Conine       21,000        5/02/07         0.19          Buy, Morgan Stanley Account
Charlton Conine       30,500        5/08/07         0.21          Buy, Morgan Stanley Account
Charlton Conine     100,000        5/16/07         0.18          Buy, Morgan Stanley Account
Charlton Conine     100,000        5/18/07         0.18          Buy, Morgan Stanley Account
Charlton Conine     100,000        5/22/07         0.17          Buy, Morgan Stanley Account
Charlton Conine     125,700        6/06/07         0.17          Buy, Morgan Stanley Account
Charlton Conine       80,000        6/14/07         0.16          Buy, Morgan Stanley Account
Charlton Conine     150,000        6/19/07         0.15          Buy, Morgan Stanley Account
Charlton Conine       75,000        6/26/07         0.11          Buy, Morgan Stanley Account
Charlton Conine     300,000        7/03/07         0.09          Buy, Morgan Stanley Account
Charlton Conine     520,000        7/05/07         0.10          Buy, Morgan Stanley Account
Charlton Conine     500,000        7/05/07         0.10          Buy, Morgan Stanley Account
Charlton Conine     500,000        7/06/07         0.09          Buy, Morgan Stanley Account
Charlton Conine     500,000        7/09/07         0.09          Buy, Morgan Stanley Account
Charlton Conine     500,000        7/11/07         0.09          Buy, Morgan Stanley Account
Charlton Conine     120,000        7/18/07         0.05          Buy, Morgan Stanley Account
Charlton Conine     135,000        7/18/07         0.06          Buy, Morgan Stanley Account
Charlton Conine       20,000        7/19/07         0.06          Buy, Morgan Stanley Account
Charlton Conine     113,400        7/19/07         0.06          Buy, Morgan Stanley Account
Charlton Conine     290,000        7/23/07         0.05          Buy, Morgan Stanley Account
Charlton Conine         5,000        7/23/07         0.05          Buy, Morgan Stanley Account
Charlton Conine         5,000        7/23/07         0.05          Buy, Morgan Stanley Account
Charlton Conine       90,000        7/27/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       85,000        7/27/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       97,000        7/27/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       88,000        7/27/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       50,000        7/27/07         0.04          Buy, TDAmeritrade Account

Charlton Conine       20,000        7/30/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       20,000        7/31/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       50,000        7/31/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       40,000        7/31/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       90,000        8/01/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       80,000        8/01/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       50,000        8/02/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       75,000        8/02/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       10,000        8/02/07         0.04          Buy, TDAmeritrade Account
Charlton Conine       39,300        8/03/07         0.03          Buy, TDAmeritrade Account

	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2007

Signature: /s/ Charlton Conine

Name/Title: Charlton Conine

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)